August 5, 2025

Rafael Contreras
Chief Executive Officer
Nomadar Corp.
5015 Highway 59 N
Marshall, Texas 75670

       Re: Nomadar Corp.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed July 29, 2025
           File No. 333-284716
Dear Rafael Contreras:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 23, 2025 letter.

Amendment No. 2 to the Registration Statement on Form S-1
Capitalization, page 38

1. We read your responses to prior comments 2 and 3. Please tell us your consideration of including the $1 million due and payable to Cadiz CF within 24 months and the
       Yorkville Convertible Notes received subsequent to March 31, 2025 as additional debt on a pro forma basis.
Business, page 43

2. We note your response to prior comment 4. Please further revise your disclosure to briefly describe in greater detail the ENJOYFOOTBALL (EJB) entity with which you have entered into an agreement to enroll players into the company's training program
 August 5, 2025
Page 2

       (i.e., nature of business). Additionally, as applicable, pleases disclose whether EJB is a related party and, if so, revise your disclosure throughout the registration statement accordingly.
Certain Relationships and Related Person Transactions, page 69

3. Please revise to disclose and discuss the material terms of the Framework Agreement with Cadiz CF. Please also file the Framework Agreement as an exhibit to this registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation
S-K.
        Please contact Ta Tanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Jeffrey Baumel